Exhibit 99.2

News Release February 18, 2026

Santacruz Silver Ranks 1st on 2026 TSX Venture 50 List of Top Performing Companies

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) announces that it has ranked first overall on the 2026 TSX Venture 50 list, based on a 1103% share price appreciation and 1137% market capitalization growth in 2025.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “To be named the #1 ranked company on the 2026 TSX Venture 50 is an extraordinary honour and marks a transformative year for Santacruz. This distinction recognizes the strength of our operations, the quality of our asset portfolio, and the dedication of our hardworking team. It also reflects the continued trust and support of our shareholders. We see this distinction as validation of our strategic direction and as momentum as we continue building a solid, growth-oriented mining company in Bolivia and Mexico.”

Andrew Creech, President of TSX Venture Exchange, commented, “The 2026 TSX Venture 50 reflects a clear inflection point for early-stage finance, with a return of liquidity and capital that reinforces Canada’s position as a world-leading centre for resource discovery, strategic innovation, and scale. This yearʼs ranking underscores the vital role TSXV plays in channeling capital to the mining sector and serving as the primary growth pipeline for the next generation of global mineral supply.”

The TSX Venture 50 is an annual ranking of the top-performing companies on TSX Venture Exchange over the last year. Companies are ranked based on three equally-weighted criteria of one-year share price appreciation, market capitalization growth, and Canadian consolidated trading value.

More details on the TSX Venture 50 and a video highlighting Santacruz are available at: www.tsx.com/Venture50.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

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Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the Company’s inclusion in the 2026 TSX Venture 50 List.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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